EX-99.d.13

Scout Funds, on behalf of
Scout Core Bond Fund and
Scout Core Plus Bond Fund

Fee Waiver and Expense Assumption Agreement

THIS AGREEMENT is made effective as of the [__ day of _____, 2011], by and between Scout Funds, a Delaware statutory trust (the “Trust”), on behalf of its Scout Core Bond Fund and Scout Core Plus Bond Fund series (each a “Fund” and collectively, the “Funds”), and Scout Investments, Inc., a Missouri corporation (the “Advisor”).

The Advisor hereby agrees to waive all or a portion of its advisory fees and, if necessary, to assume certain other expenses (to the extent permitted by the Internal Revenue Code of 1986, as amended) of the Funds, to the extent necessary so that each Fund’s total annual operating expenses (excluding any taxes, interest, brokerage fees and non-routine expenses) before taking into account any Rule 12b-1 or shareholder servicing fees, for a period commencing on the date of this Agreement through [April 15, 2013], do not exceed 0.40% of average daily net assets of the Fund.  The parties also recognize and agree that any Acquired Fund Fees and Expenses (as defined in Form N-1A) are not direct expenses of the Funds, are not included in the concept of total annual operating expenses for purposes of this Agreement, and that, therefore, the Advisor’s obligation to subsidize Fund expenses under this Agreement does not take into account any Acquired Fund Fees and Expenses.

The Trust, on behalf of each Fund, agrees to repay the Advisor any fees previously waived or expenses previously assumed for the Fund in later periods; provided, however, that the repayment shall be payable only to the extent that it (1) can be made during the three years following the time at which the Advisor waived fees or assumed expenses for the Fund under this Agreement, and (2) can be repaid without causing the total annual operating expenses (excluding any taxes, interest, brokerage fees and non-routine expenses) of the Fund to exceed any applicable fee waiver or expense limitation agreement that was in place for the Fund at the time the fees were waived or expenses were assumed.  The Trust agrees to furnish or otherwise make available to the Advisor such copies of its financial statements, reports, and other information relating to its business and affairs as the Advisor may, at any time or from time to time, reasonably request in connection with this Agreement.

This Agreement may not be terminated by the Advisor.  This Agreement may not be assigned by the Advisor without the prior consent of the Trust.  This Agreement shall automatically terminate on behalf of a Fund upon the termination of the Advisory Agreement or in the event of merger, reorganization or liquidation of the Fund.

The parties hereto have caused this Agreement to be effective as of the [__ day of _____, 2011].

SCOUT FUNDS

By:

Name and Title: Andrew J. Iseman, President

SCOUT INVESTMENTS, INC.

By:

Name and Title: Andrew J. Iseman, CEO